UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 17, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $13,690,000 Buffered Digital MSCI EAFE Index-Linked Global Medium-Term Notes, Series A, due 2015

•                  $822,000 Callable Yield Notes due October 15, 2021 Linked to the Performance of the Russell 2000® Index

•                  $6,262,500 Trigger Autocallable Optimization Securities linked to the common stock of General Electric Company due October 17, 2018

•                  $1,672,200 Trigger Autocallable Optimization Securities linked to the common stock of Halliburton Company due October 17, 2018

•                  $8,433,000 Barclays Bank PLC Trigger Phoenix Autocallable Optimization Securities linked to the lesser performing of the Russell 2000® Index and the EURO STOXX 50® Index due October 17, 2023

•                  $2,725,000 Annual AutoCallable Notes due October 14, 2016 Linked to the Lesser Performing Reference Asset of the iShares® MSCI Emerging Markets ETF and the S&P 500® Index

•                  $8,844,000 Contingent Buffer Enhanced Notes due October 29, 2014 Linked to the Performance of Palladium

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: October 17, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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